UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Chico’s FAS, Inc.
(Exact name of the registrant as specified in its charter)

Florida	001-16435	59-2389435
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

11215 Metro Parkway, Fort Myers, FL		33966
(Address of principal executive offices)		(Zip Code)
Todd E. Vogensen
Executive Vice President-Chief Financial Officer and Corporate Secretary
239.277.6200
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure
Item 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit
In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, the Conflicts Mineral Report for the calendar year ended December 31, 2014 filed herewith as Exhibit 1.01 is at Chico’s FAS, Inc.’s website: http://www.chicosfas.com.
Certain of the Company’s operations contract to manufacture products in which tin, tantalum, tungsten, and/or gold (“Conflict Minerals”) may be necessary to the functionality or production of those products. The Company, as a retailer, does not manufacture any of the products that it sells through its operations.
After exercising reasonable due diligence as required by Rule 13p-1, the Company was unable to determine whether any of the Conflict Minerals used in one or more of its products originated from the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (the “Covered Region”). Accordingly, the Company declares itself to be “DRC conflict undeterminable” as defined by paragraph (d)(5) of the instructions to Item 1.01 for all products manufactured and/or contracted to be manufactured for the Company. As part of our review, no conflict minerals identified came from recycled or scrap sources.
Section 2 – Exhibits
Item 2.01 Exhibits
Exhibits filed as part of this report.
Exhibit 1.01 – Conflict Minerals Report required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Chico’s FAS, Inc.

/s/ Todd E. Vogensen, Executive Vice President-Chief Financial Officer and Corporate Secretary	April 29, 2015
By (Signature and Title)*	(Date)

Todd E. Vogensen, Executive Vice President-Chief Financial Officer and Corporate Secretary
Name and Title (printed)